Exhibit (a)(i)(vi)
Press Release dated November 22, 2005
For further information contact:
William C. Collett at 510/601-4339
CLASS A CALLABLE PUTTABLE COMMON STOCK TERMS REVISED
(Oakland, CA, November 22, 2005) — Dreyer’s Grand Ice Cream Holdings, Inc. (Dreyer’s, NNM: DRYR) and Nestlé S.A. and its affiliates (collectively, Nestlé) have filed revised preliminary materials with the Securities and Exchange Commission (“SEC”) concerning the provisions set forth in Dreyer’s amended and restated certificate of incorporation (the “Restated Certificate”) under which holders of Dreyer’s Class A Callable Puttable Common Stock (the “Class A Shares”) have the right to require Dreyer’s to purchase any or all of the Class A Shares held by them during the period commencing on December 1, 2005 and ending on January 13, 2006 (the “Put Right”). The amount to be paid by Dreyer’s for the Class A Shares for which the Put Right is properly exercised is $83.10 per Class A Share, which represents an increase of $0.10 per Class A Share over the purchase price specified in Dreyer’s Restated Certificate solely to reflect the need to postpone the earliest date on which payment for the Class A Shares would otherwise have been made under the Restated Certificate to January 17, 2006 to comply with United States federal securities laws, as permitted under these circumstances by the Restated Certificate. The exercise of the Put Right by holders of Class A Shares may be made only in accordance with, and subject to the provisions of, definitive materials that will be filed with the SEC and mailed to the holders of Class A Shares. Holders of Class A Shares should not take any action until they receive a notice of the Put Right.
CAUTION REQUIRED BY CERTAIN SECURITIES AND EXCHANGE COMMISSION RULES
Definitive offering and related documents will be filed with the SEC and disseminated to holders of Dreyer’s Class A Shares in connection with the commencement of the Put Period on December 1, 2005. These documents will contain important information including a definitive version of the Notice of Put Right containing the terms of the Put Right and the prescribed manner for exercising it, as well as the recommendation of Dreyer’s Board of Directors regarding the Put Right. Holders of Class A Shares are urged to read those documents carefully when they become available. Those documents will also be available free of charge at the SEC’s website at www.SEC.gov and will also be available upon request, free of charge, by contacting Dreyer’s at 510-652-8187.
*******
Dreyer’s Grand Ice Cream Holdings, Inc., and its subsidiaries manufacture and distribute a full spectrum of ice cream and frozen dessert products. Brands of frozen dessert products currently manufactured or distributed by Dreyer’s in the United States include Grand, Slow Churned® Light, Häagen-Dazs®, Nestlé® Drumstick®, Nestlé Crunch®, Butterfinger®, Toll House®, Carnation®, Dibs™, Push-Up®, Dole®, Homemade, Fruit Bars, Starbucks® and The Skinny Cow®. The company’s premium products are marketed under the Dreyer’s brand name throughout the western states and Texas, and under the Edy’s name throughout the remainder of the United States. Internationally, the Dreyer’s brand extends to select markets in the Far East and the Edy’s brand extends to the Caribbean and South America. For more information on the company, please visit www.dreyersinc.com.
Edy’s, the Dreyer’s and Edy’s logo design, Slow Churned, Dibs and Homemade are all trademarks or trade names of Dreyer’s Grand Ice Cream, Inc. The Nestlé and Häagen-Dazs trademarks in the U.S. are licensed to Dreyer’s by Nestlé. All other trademarks and trade names are owned by their respective companies and licensed to Dreyer’s.